

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2019

Dominic Ng
Chief Executive Officer
East West Bancorp, Inc.
135 North Los Robles Ave., 7th Floor
Pasadena, California 91101

   Re: East West Bancorp, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2018
     Filed February 27, 2019
     Form 8-K Furnished April 18, 2019
     File No. 000-24939

Dear Mr. Ng:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Financial Services